UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of September, 2019

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A.—PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation—PETROBRAS

(Translation of Registrant’s name into English)

Avenida República do Chile, 65

20031-912 - Rio de Janeiro, RJ

Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

Petrobras announces departure of platform P-68 for operation in Berbigão and Sururu fields

Rio de Janeiro, September 16, 2019 - Petróleo Brasileiro S.A. - Petrobras reports that the P-68 platform left today the Jurong Aracruz Shipyard, heading to the Berbigão and Sururu fields, in the Santos Basin pre-salt. Production of these fields is expected to begin in the fourth quarter of 2019.

In line with its 2019-2023 Business and Management Plan, P-68 will be the fourth platform to start-up in 2019, after P-67, P-76 and P-77, contributing to the projected growth of Petrobras production during this period.

This is a FPSO platform (floating, production, storage and offloading unit of oil and gas) and has the following characteristics:

•	Oil Processing Capacity: 150 thousand barrels/day;

•	Gas Processing Capacity: 6 million m³/day;

•	Injection Water Treatment Capacity: 180 thousand barrels/day;

•	Storage Capacity: 1.6 million barrels of oil;

•	Depth Anchorage: 2,280 m;

•	Total Length: 316 m;

•	Width: 54 m;

•	Height: 31.5 m.

The hull was built at the Rio Grande Shipyard, in Rio Grande do Sul, and the module integration and commissioning of the Unit were carried out at the Jurong Aracruz Shipyard, in Aracruz, Espĺrito Santo.

Berbigão and Sururu fields are located in the BM-S-11A concession, operated by Petrobras (42.5%), in partnership with Shell Brasil Petróleo Ltda. (25%), Total (22.5%) and Petrogal Brasil S.A. (10%), with the consortium companies owning P-68. The reservoirs of these fields extend to areas under the Transfer of Rights Agreement (100% Petrobras) and, after the unitization process, will constitute the shared reservoir of Berbigão and Sururu.

www.petrobras.com.br/ir

For more information:

PETRÓLEO BRASILEIRO S.A.—PETROBRAS | Investor Relations

email: petroinvest@petrobras.com.br/acionistas@petrobras.com.br

Av. República do Chile, 65 – 1002 – 20031-912 – Rio de Janeiro, RJ.

Tel.: 55 (21) 3224-1510/9947 | 0800-282-1540

This document may contain forecasts within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Trading Act of 1934, as amended (Trading Act) that reflect the expectations of the Company’s management. The terms: “anticipates”, “believes”, “expects”, “predicts”, “intends”, “plans”, “projects”, “aims”, “should”, and similar terms, aim to identify such forecasts, which evidently involve risks or uncertainties, predicted or not by the Company. Therefore, the future results of the Company’s operations may differ from current expectations, and the reader should not rely solely on the information included herein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 16, 2019.

PETRÓLEO BRASILEIRO S.A—PETROBRAS

By:	/s/ Andrea Marques de Almeida
Andrea Marques de Almeida
Chief Financial Officer and Investor Relations Officer